EXHIBIT 99.1 NR12June13

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE June 12, 2013
CANADIAN ZINC REPORTS ON ELECTION OF DIRECTORS AT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia, June 12, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("Canadian Zinc") is pleased to announce the voting results for the election of its Board of Directors at its annual general meeting (the "Meeting") which was held on June 12, 2013 in Vancouver, British Columbia.

All of the director nominees set out in the management information circular dated May 9, 2013 were unanimously re-elected as directors by a show of hands, to serve until the next annual general meeting of shareholders or until their successors are elected or appointed. The detailed results of the proxies submitted for the vote on the election of directors are as follows:

	Votes For	Percentage of Votes For	Votes Withheld	Percentage of Votes Withheld
Brian A. Atkins	15,145,286	97.72	352,962	2.28
John F. Kearney	14,295,995	92.24	1,202,253	7.76
John A. MacPherson	15,143,041	97.71	355,207	2.29
Dave Nickerson	15,098,136	97.42	400,112	2.58
Alan B. Taylor	14,166,995	91.41	1,331,253	8.59

The shareholders voted in favour of all matters brought before the Meeting. The results of the other matters considered at the Meeting including the appointment of auditors and auditors’ remuneration; ratification and approval of an Advance Notice Policy; and Amendments to the Company’s Articles are reported in the Report of Voting Results as filed on SEDAR on June 12, 2013.

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged zinc-lead-silver property, located in the Northwest Territories in Canada. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of the required infrastructure in place including a 1,000 tonne per day mill, 5 kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, 3 exploration diamond drills and a 1,000 metre airstrip. Canadian Zinc holds permits for the exploration and development of Prairie Creek and is moving through the final stages of the Type “A” Water License which is required to operate the mine.

Canadian Zinc also holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, where a successful drilling program was carried out in winter 2013.

For further information contact:
John F. Kearney Chairman	Alan B. Taylor VP Exploration & Chief Operating Officer	Steve Dawson VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344